SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(D) OF THE

SECURIIES EXCHANGE ACT OF 1934

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to

Commission File Number 1-13232

ARCHSTONE-SMITH TRUST 401(k) SAVINGS PLAN

(Full title of the plan)

Archstone-Smith Trust

9200 E Panorama Circle, Suite 400

Englewood, Colorado 80112

(Name of issuer of the securities held pursuant to

the plan and the address of its principal executive office)

Financial Statements and Schedule

Archstone-Smith Trust

401(k) Savings Plan

December 31, 2006 and 2005 and for the year ended December 31, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees of the Archstone-Smith Trust 401(k) Savings Plan

Englewood, Colorado

We have audited the accompanying statements of net assets available for benefits of the Archstone-Smith Trust 401(k) Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We have conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i–Schedule of Assets Held for Investment Purposes at December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

HEIN & ASSOCIATES LLP

/s/ HEIN & ASSOCIATES LLP

ARCHSTONE-SMITH TRUST 401(K ) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	AS OF DECEMBER 31,
	2006	2005

INVESTMENTS, AT FAIR VALUE (Notes 2 and 3):
Cash	$ 7,007	$ 27,302
Investments	65,322,136	52,495,103
Participant loans	1,667,178	1,513,508
Total investments	66,996,321	54,035,913

LIABILITIES:
Corrective distributions	(286,359)	(309,500)

NET ASSETS AVAILABLE FOR BENEFITS	$ 66,709,962	$ 53,726,413

See accompanying notes to these financial statements.

ARCHSTONE-SMITH TRUST 401(K) SAVINGS PLAN

STATEMENT OF CHANGES

IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2006

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Earning on investments:
Interest on participant loans and other	$ 380,183
Dividends	3,091,920
Net investment gain on sale of assets	1,134,142
Net appreciation in fair value of investments	7,040,198
Net gain on investments	11,646,443

Contributions:
Employer	1,713,994
Participant	5,752,382
Rollovers and other	843,376
Total contributions	8,309,752

Total additions to net assets	19,956,195

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Fees	55,681
Corrective distributions	307,277
Benefits and distributions paid to participants	6,609,688
Total deductions	6,972,646

NET INCREASE	12,983,549

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	53,726,413

End of year	$66,709,962

See accompanying notes to these financial statements.

ARCHSTONE-SMITH TRUST 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	SUMMARY DESCRIPTION OF THE PLAN:

The following description of Archstone-Smith Trust (the “Company”) 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement or Summary Plan Description (“SPD”) for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan that is sponsored by Archstone-Smith Trust (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Securities Act of 1974 (ERISA), as amended. Employees are eligible for participation in the Plan if they are at least 18 years of age and have completed two months of service.

Contributions – Participants may contribute up to 50% of their annual compensation, subject to certain limitations, with the contributions and earnings thereon being nontaxable until withdrawn from the Plan. The Company will match up to 50% of the participant’s contribution up to 3% of the participant’s compensation. The participant contribution is invested in various investment options as directed by the participant. The Company may also make discretionary contributions to the Plan determined by its board of directors. The Company’s matching contribution is invested directly in Archstone-Smith Common Stock. For the Plan period ending December 31, 2006, the Company had matching contributions of $1,713,994.

At December 31, 2006, there were no participant contributions/loan payments or employer matching contributions payable to the Plan.

Participant Accounts – Each participant’s account is credited with the participant’s contributions, employer contributions, and an allocation of the Plan earnings. Plan income is allocated to participant accounts on a pro rata basis based on account balances.

Vesting – Participants are immediately vested in their elective contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. Participants vest ratably in Company contributions at a rate of 20% for each year of service and are fully vested after five years of service. A participant’s account also becomes fully vested in the event of total disability or death.

Participant Loans – Participants may borrow from their fund account a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance, or $50,000. The loans are secured by the participant’s vested account balance and accrues interest at least quarterly, at a rate equal to the prime-lending rate. Principal and interest are paid ratably through bi-weekly payroll deductions over a period of five years or less, unless the proceeds qualify as a home loan. Also, any loans deemed in default are subject to tax. The participant is restricted to two plan loans at any time.

Payment of Benefits – Upon termination of service, due to death, disability, retirement or separation, a participant may elect to receive either a lump-sum distribution, or installment payments.

ARCHSTONE-SMITH TRUST 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

If the vested balance does not exceed $1,000, the Plan will distribute the vested portion of the account in a lump sum on any distribution date after termination. If the vested balance is between $1,001 and $5,000, the vested balance will be transferred to an IRA on behalf of the participant. If the vested balance of the account exceeds $5,000, the Plan will commence distribution of the vested balance at a time elected by the Participant or, if no distribution date is elected, the Plan will commence distribution on the 60th day following the Plan year in which the latest of the following occur: (1) attainment of normal retirement age (65); (2) the close of the Plan year which contains the date the Participant terminates service of the Company.

Investment Options – Upon enrollment in the Plan, a participant may direct his or her contributions in any of the investment accounts, except for his employer matching account, which is invested directly into Archstone-Smith’s Common Stock, among the specific investment funds, which are made available by the Plan administrator. Participants may change their investment choices and contribution percentages at any time via phone or internet. Allocations of existing money in funds may be changed at any time.

Administrative Expenses – Administrative expenses of the Plan are paid directly by the Company.

Forfeited Accounts – Forfeitures from the Plan for the year ended December 31, 2006 totaled $321,452. Forfeitures are used to reduce employer contributions in the year following the occurrence.

Plan Termination – Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. In the event of termination, participant’s accounts will become 100% vested if not 100% vested, unless the non-vested portion was forfeited prior to the termination date.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting – The financial statements of the Plan are presented on the accrual basis of accounting.

Accounting Principle Change – In 2006, the Plan retroactively adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, to present its investment in the PNC Investment Contract Fund at fair value with an adjustment to net assets available for benefits at fair value representing the difference between the fair value and contract value of the fully benefit-responsive investment contracts held by the fund. The Plan noted that contract value and fair value were materially equivalent. The accounting change had no impact on the net assets available for benefits for December 31, 2006 and 2005.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ARCHSTONE-SMITH TRUST 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Investment Valuation – The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices that represent the net asset value of shares held by the Plan at year end. The fair value of investments in the common/collective trust is determined periodically by PNC Bank based upon the current fair value of the underlying assets of the fund based on quoted market prices. Participant loans are valued at cost that approximates fair value. Reinvested income, accrued interest and dividends are reflected as additions to the cost basis of the investments. Investment transactions are recorded on the date of purchase or sale (trade-date). Gains and losses are computed using the average cost method. Investment income is recorded on the accrual basis.

The net investment earnings, (net appreciation in fair value of investments) as reflected in the accompanying statement of changes in net assets available for plan benefits is determined as the difference between market value at the beginning of the year (or date purchased during the year) and selling price or year end market value. For purposes of the supplemental schedule, cost is determined based on the original cost to acquire the asset.

Payments of Benefits – Benefits are recorded when paid.

3.	INVESTMENTS:

The Plan’s investments appreciated as follows during the year ended December 31, 2006:

Net Appreciation

Common/collective funds	$ 133,462
Shares of the Company	2,343,210
Mutual funds	4,563,526

$ 7,040,198

The fair market value of individual assets that represent 5% or more of the plan’s net assets are as follows:

	2006	2005

PNC Investment Contract Fund	$ 4,661,375	$ 4,407,200
American Balanced Fund	7,220,249	4,699,309
Growth Fund of America	6,723,661	6,326,781
Archstone-Smith Trust	18,974,971	13,725,993

	$ 37,580,256	$ 29,159,283

4.	TAX STATUS:

The Internal Revenue Service has determined and informed the Plan Committee, in a letter dated

ARCHSTONE-SMITH TRUST 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

November 19, 2001, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code (IRC).

The Plan failed certain non-discrimination tests for the 2006 and 2005 plan year. Corrective distributions of $286,359 and $309,500, respectively, were made subsequent to year end as required.

5.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

There were no differences between the financial statements and the Form 5500 in the net assets available for benefits.

6.	RELATED PARTY TRANSACTIONS:

Certain Plan investments are mutual funds managed by PNC Bank (“PNC”). PNC is the custodian, as defined by the Plan. These transactions qualify as party-in-interest. The Plan also holds Company stock. Transactions of Company stock qualify as party-in-interest.

ARCHSTONE-SMITH 401(K) SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2006

EIN 84-1108665

(A)	(B) IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	(C) DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	(D) COST	(E) CURRENT VALUE

		Cash Equivalents	$ –	$ 7,007

		Common/Collective Funds:
*	PNC Bank	PNC Investment Contract Fund	a	4,661,375

		Mutual Funds:
	American Funds	American Balanced Fund	a	7,220,249
	American Funds	Growth Fund of America	a	6,723,661
	Baron	Baron Small Cap	a	2,856,178
	American Funds	American Fundamental Investors	a	2,736,341
	American Funds	New Perspective Fund	a	2,784,253
	Fidelity	Fid Spartan US Equity Index Fd	a	1,855,828
	Federated Investors	Federated Total Return Bond	a	1,445,958
	Cohen and Steers Capital Management	Cohen & Steers Realty Shares	a	3,124,507
	MFS Funds	MFS Value	a	2,380,443
	Fidelity	Fidelity Advisor Mid Cap Cl A	a	1,900,855
	American Funds	Amer Century Value	a	1,240,650
	Royce Funds	Royce Low Price Stock	a	1,800,639
	American Funds	EuroPacific Growth Fund	a	2,418,979
	Archstone-Smith	Archstone-Smith Trust SLF	a	1,017
	American Century	American Century Ultra Fund	a	195
	American Century	American Century Ultra Inv	a	1,531,086
	American Century	LIVESTRONG 2015 Port Inv	a	287,178
	American Century	LIVESTRONG 2025 Port Inv	a	148,787
	American Century	LIVESTRONG 2025 Port Adv	a	36
	American Century	LIVESTRONG 2035 Port Inv	a	318,144
	American Century	LIVESTRONG 2045 Port Inv	a	121,139
	American Century	LIVESTRONG Income Port Inv	a	12,410
*	Archstone-Smith	Archstone-Smith Common Stock	$11,059,676	18,968,472
	PNC Advisors	Self Directed Brokerage Account	a	226,669
	Vornado Realty LP	Vornado Realty LP SLF	a	23,691
	Vornado Realty LP	Vornado Realty LP	a	533,396

	Participant Loans	Interest rates ranging from 4% to 6%	–	1,667,178

				$66,996,321

          *     This column will have an asterisk on each line that is identified as a party-in-interest to the Plan.

          a     The cost of participant-directed investments is not required to be disclosed.